Exhibit 99.1

Kenon Holdings Reports Full Year 2020 Results and Additional Updates

Agreement to sell remaining 12% of Qoros; Cash dividend of $100 million

Singapore, April 19, 2021. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2020 and updates to its businesses.

Recent Highlights

Qoros

•	In April 2021, Kenon’s subsidiary Quantum entered into an agreement to sell all of its remaining 12% interest in Qoros for a total purchase price of RMB1.56 billion (approximately $238 million).

Kenon

•	In April 2021, Kenon’s board of directors approved an interim cash dividend of $1.86 per share (approximately $100 million in total) (the “Dividend”).

•	Kenon’s net profit in 2020 was $496 million, as compared to a net loss of $22 million in 2019.

ZIM

•	In February 2021, ZIM completed an initial public offering of its shares raising $204 million in net proceeds.

•	Financial results:

•	ZIM’s net profit in 2020 was $524 million, as compared to a net loss of $13 million in 2019.

OPC

•	In January 2021, OPC completed the acquisition of Competitive Power Ventures group (“CPV”).

•	Financial results:

•	OPC’s revenues in 2020 increased to $386 million, as compared to $373 million in 2019.

•
OPC’s net loss in 2020 was $13 million, as compared to net profit of $34 million in 2019 (including the negative impact of $12 million relating to non-recurring acquisition expenses in 2020 and $4 million relating to non-recurring revenue in 2019).

•	OPC’s EBITDA[1] in 2020 decreased to $75 million, as compared to $105 million in 2019.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 19, 2021 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

Discussion of Results for the Year ended December 31, 2020

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). The results of Qoros Automotive Co., Ltd. (“Qoros”) (for four months until we reduced our stake in Qoros to 12% on April 29, 2020) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated April 19, 2021 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit and summary operational information of each of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	2020	2019
	$ millions
Revenue	386	373
Cost of sales (excluding depreciation and amortization)	282	256
Finance expenses, net	50	26
Net (loss)/profit	(13)	34
EBITDA[1]	75	105

[1]	Includes non-recurring acquisition expenses of $12 million in 2020, and non-recurring revenue of $4 million in 2019.

Revenue

	For the year ended December 31,
	2020	2019
	$ millions
Revenue from energy generated by OPC and sold to private customers	246	261
Revenue from energy purchased by OPC and sold to private customers	29	16
Revenue from private customers in respect of infrastructures services	80	76
Revenue from energy sold to the System Administrator	15	3
Revenue from sale of steam	16	17
Total	386	373

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2020, as published by the EA, was NIS 0.2678 per KW hour. In 2019, the weighted-average generation component tariff was approximately 8% higher at NIS 0.2909 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of the changes in revenues by category between 2020 and 2019.

•
Revenue from energy generated by OPC and sold to private customers – decreased by $15 million in 2020, as compared to 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $10 million. Excluding the impact of exchange rate fluctuations, these revenues decreased by $25 million primarily as a result of (i) a $21 million decrease in revenues due to a decrease in the generation component tariff, (ii) a $14 million decrease due to maintenance of the OPC-Rotem power plant and (iii) a $4 million decrease due to lower consumption of OPC’s customers, partially offset by an $14 million increase in revenues due to the commercial operation of the OPC-Hadera power plant which started in July 2020.

•
Revenue from energy purchased by OPC and sold to private customers – increased by $13 million in 2020, as compared to 2019, primarily as a result of an increase in acquisition of energy for customers of the OPC-Hadera power plant and the OPC-Rotem power plant during maintenance periods for those plants.

•
Revenue from private customers in respect of infrastructure services – increased by $4 million in 2020, as compared to 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $3 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $1 million primarily as a result of a $7 million increase due to the commercial operation of the OPC-Hadera power plant partially offset by (i) a $3 million decrease due to lower consumption of OPC-Rotem’s customers and (ii) a $3 million decrease in infrastructure tariffs.

•
Revenue from energy sold to the System Administrator – increased by $12 million in 2020, as compared to 2019, primarily as a result of increases in sale of energy by OPC-Rotem power plant and OPC-Hadera power plant to the System Administrator.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2020	2019
	$ millions
Natural gas and diesel oil consumption	135	138
Payment to IEC for infrastructure services and purchase of electricity	116	92
Natural gas transmission	10	9
Operating expenses	21	17
Total	282	256

•
Natural gas and diesel oil consumption – decreased by $3 million in 2020, as compared to 2019. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $5 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $8 million primarily as a result of (i) a $12 million decrease in electricity generation due to maintenance and load reduction at the OPC-Rotem power plant and (ii) a $7 million decrease due to a decrease in the gas price as a result of the drop in generation component and USD-NIS exchange rate fluctuations, partially offset by an $11 million increase in gas expenses due to the commencement of commercial operations of the OPC-Hadera power plant.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $24 million in 2020, as compared to 2019. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $4 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $20 million primarily as a result of (i) a $13 million increase due to the commencement of commercial operation of the OPC-Hadera power plant and start of sales to customers and (ii) a $10 million increase due to an increase in acquisition of energy as a result of maintenance and corresponding load reductions on the OPC-Rotem power plant, partially offset by a $3 million decrease due to a decline in infrastructure tariffs.

Finance Expenses, net

Finance expenses, net increased by approximately $24 million in 2020 as compared to 2019, primarily as a result of (i) a $12 million one-off expense due to early repayment of Series A debentures, (ii) a $6 million increase as a result of commercial operation of the OPC-Hadera power plant and the related discontinuance of capitalisation of financing expenses, and (iii) a $5 million increase as a result of US Dollar – Israeli Shekel exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2020, OPC had cash and cash equivalents and short-term deposits of $562 million, debt service reserves (out of restricted cash) of $46 million, and total outstanding consolidated indebtedness of $921 million, consisting of $49 million of short-term indebtedness and $872 million of long-term indebtedness. All of OPC’s debt at December 31, 2020 was denominated in NIS.

Recent Business Developments

CPV transaction

On January 25, 2021, OPC announced that it has completed the acquisition of CPV. The details of the acquisition are discussed in more detail in Kenon’s Form 6-K dated January 24, 2021.

Private Placement

In January 2021, OPC issued 10,300,000 new shares in a private placement for a purchase price of approximately $107 million, at a per share price of NIS 34.0. The issuance of the shares resulted in Kenon’s stake in OPC being diluted to 58.6%.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. OPC expects that the total cost of completing the Tzomet project will be approximately NIS 1-1.5 billion (approximately $0.3-0.5 billion). Construction of the Tzomet project began in 2020, and is expected to reach commercial operation in January 2023. As of December 31, 2020, OPC had invested an aggregate of NIS 694 million (approximately $216 million) in the project.

ZIM

IPO

In February 2021, ZIM successfully completed an initial public offering of its shares raising $204 million in net proceeds. The issuance of shares in the IPO resulted in Kenon’s stake being diluted to 27.8%.

Discussion of ZIM’s Results for 2020

For the year ended December 31, 2020, ZIM’s net profit was $524 million, as compared to a loss of $13 million in 2019.

ZIM carried approximately 2,841 thousand TEUs in 2020 representing a 0.7% increase as compared to 2019, in which ZIM carried approximately 2,821 thousand TEUs. The average freight rate per TEU in 2020 was $1,229 per TEU, as compared to $1,009 per TEU in 2019.

ZIM’s revenues increased by 21.0% in 2020 to approximately $4.0 billion, as compared to approximately $3.3 billion in 2019, primarily due to (i) an increase of $645 million in revenues from containerized cargo due to an increase in average freight rate, (ii) an increase of $33 million in income from related services, and (iii) an increase of $22 million in income from slots and chartered vessels.

ZIM’s operating expenses and cost of services increased by 0.9% to approximately $2.84 billion, as compared to approximately $2.81 billion in 2019, primarily due to (i) an increase in expenses of related service and sundry of $39 million, (ii) an increase in cargo handling expenses of $12 million, offset by (iii) a decrease in bunker expenses of $25 million.

Qoros

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group that holds 63% of Qoros (the “Majority Shareholder in Qoros”) to sell all of its remaining 12% interest in Qoros. The key terms of the agreement are set forth below.

The total purchase price is RMB1.56 billion (approximately $238 million), which is the same valuation as the previous sales by Quantum to the Majority Shareholder in Qoros. The deal is subject to certain conditions, including a release of the share pledge over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), approval of the transaction by the National Development and Reform Commission and registration with the State Administration of Market Regulation.

An entity within the Baoneng Group has guaranteed the obligations of the Majority Shareholder in Qoros under this agreement.

The purchase price is to be paid over time pursuant to the following schedule:

Installment	Amount (RMB)	Percentage of the Aggregate Purchase Price	Payment Date
Deposit	78,000,000	5%	July 31, 2021, or earlier if certain conditions are met[1]
First Payment	312,000,000	20%	September 30, 2021[1]
Second Payment	390,000,000	25%	March 31, 2022[1]
Third Payment	390,000,000	25%	September 30, 2022
Fourth Payment	390,000,000	25%	March 31, 2023

_______________________
1 Payments to a designated account.

The first and second payments, including the deposit, will be paid into a designated account set up in the name of the Majority Shareholder in Qoros over which Quantum has joint control. According to the agreement, the transfer of these payments to Quantum will occur by the end of Q2 2022, provided that the relevant conditions are met in connection with the registration of the shares to the purchaser subject to receipt by Quantum of collateral acceptable to it. The agreement provides that the third and fourth payments will be paid directly to Quantum.

Car Sales

Qoros sold approximately 12,600 cars in 2020 as compared to approximately 26,000 cars in 2019. Qoros sold approximately 700 cars in Q1 2021 as compared to approximately 500 cars in Q1 2020.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2020, Kenon’s unconsolidated cash balance was $222 million. Following the payment of a dividend as described below, Kenon’s unconsolidated cash balance will be approximately $122 million. There is no material debt at the Kenon level.

Interim dividend for the year ending December 31, 2021

In April 2021, Kenon’s board of directors approved an interim cash dividend of $1.86 per share (an aggregate amount of approximately $100 million) relating to the year ending December 31, 2021, payable to Kenon’s shareholders of record as of the close of trading on April 29, 2021 (the “Record Date”), to be paid on or about May 6, 2021 (the “Payment Date”).

In November 2020, Kenon paid a dividend of approximately $120 million ($2.23 per share).

These dividends are consistent with Kenon’s strategy of realizing the value of its businesses for its shareholders.

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is April 28, 2021 (the “NYSE Ex-Dividend Date”). The NYSE will adjust the price of Kenon’s shares on the NYSE Ex-Dividend Date to reflect the Dividend.

The Tel Aviv Stock Exchange’s (“TASE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is April 29, 2021 (the “TASE Ex-Dividend Date”). The TASE will adjust the price of Kenon’s shares on the TASE Ex-Dividend Date to reflect the Dividend.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon’s shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the relevant tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other applicable tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:

•	OPC (58% interest) – a leading owner, developer and operator of power generation facilities in the Israeli and US power markets;
•	ZIM (28% interest) – an international shipping company; and
•	Qoros (12% interest2) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Kenon’s subsidiary Quantum’s agreement to sell its remaining interest in Qoros and related statements, including statements relating to the terms of the transaction, the timing for payments and transfer of shares and conditions to the parties’ obligations, statements about the Dividend, including the Payment Date, the Record Date, the NYSE Ex-Dividend Date, the TASE Ex-Dividend Date, the crediting of accounts with the Dividend, the amount of cash to be retained by Kenon following the Dividend and statements about the expected Singapore tax treatment of the Dividend, as well as statements relating to the Tzomet project, including expected installed capacity and expected cost and timing for completion of the project, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to completion of the transaction, including risks relating to meeting the conditions to the obligations under the transaction including risks relating to regulatory approvals and the condition that the pledge over the shares to be sold be released, and risks relating to the payments to be made to Quantum and released from the designated account and the timing thereof and risks related to the payment of the Dividend and that the amounts retained by Kenon are not sufficient to meet its cash needs, statements relating to the expected tax treatment of the Dividend in Singapore, potential failure to complete the development and reach commercial operation of the Tzomet project as described or at all, including risks related to costs associated with delays or higher costs in reaching commercial operation and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

2 Kenon has agreed to sell its remaining 12% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will no longer be a shareholder of Qoros.